
--------                                                               ----------------------------
 FORM 3             U.S. SECURITIES AND EXCHANGE COMMISSION                    OMB APPROVAL
                            Washington, D.C. 20549                     ----------------------------
                                                                       OMB Number:        3235-0104
--------    INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES    Expires:   December 31, 2001
                                                                       Estimated average burden
           Filed pursuant to Section 16(a) of the Securities Exchange  hours per response.......0.5
            Act of 1934 Section 17(a) of the Public Utility Holding    ----------------------------
                  Company Act of 1935 or Section 30(f) of the
                        Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

Millennium Entertainment Partners L.P.

--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

1995 Broadway
--------------------------------------------------------------------------------
                                    (Street)

New York                              NY                    10023
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

--------------------------------------------------------------------------------
2.   Date of Event
     Requiring Statement
     (Month/Day/Year)

     July 22,1997
--------------------------------------------------------------------------------
3.   IRS Identification Number of Reporting Person, if an entity (voluntary)


--------------------------------------------------------------------------------
4.   Issuer Name and Ticker or Trading Symbol

     The Sports Club Company, Inc. (SCY)
--------------------------------------------------------------------------------
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

          Director                              X*  10% Owner
     ---                                       ---
          Officer (give title below)                Other (specify below)
     ---                                       ---

     * As a member of a group.
--------------------------------------------------------------------------------
6.   If Amendment, Date of Original
          (Month/Day/Year)

     June 20, 1997, as amended on
     July 22, 1997
--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing
          (Check Applicable Line)

          Form Filed by One Reporting Person
     ---

      X   Form Filed by More Than One Reporting Person
     ---

--------------------------------------------------------------------------------
             Table I -- Non-Derivative Securities Beneficially Owned
--------------------------------------------------------------------------------

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock (1)                         1,201,232                   Indirect             (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (2)                         1,052,631                   Direct
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (3)                           536,700                   Indirect             (3)
------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one reporting person,
  see Instruction 5(b)(v).                                (Over) SEC 1473 (3-00)


          Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 3 (continued) Table II -- Derivative Securities Beneficially Owned
               (e.g., puts, calls, warrants, options, convertible securities)
--------------------------------------------------------------------------------

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------



MILLENNIUM ENTERTAINMENT PARTNERS L.P.                        1/22/2001
                                                             ---------
By:  Millennium Entertainment Associates L.P.                   Date
     By: Millennium Entertainment Corp.
          By:  /s/ Brian J. Collins
               --------------------------------
               Name: Brian J. Collins, Vice President
                     **Signature of Reporting Person

JOINT FILERS             Address of each Joint Filer: 1995 Broadway
                                                       NY, NY 10023

MILLENNIUM PARTNERS LLC
By:  Millennium Partners Management LLC
     By:  Millennium Manager I, Inc.

MILLENNIUM DEVELOPMENT PARTNERS L.P.
By:  Millennium Development Associates L.P.
     By: Millennium Development Corp.

                /s/ Brian J. Collins*
                --------------------------------
                BRIAN J. COLLINS
               * In his individual capacity and in his capacity as an authorized officer of each of the other Joint Filers listed above





Explanation of Responses:

See Appendix A for footnotes containing explanations of responses.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
          See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                   APPENDIX A

DESIGNATED FILER:                         MILLENNIUM ENTERTAINMENT PARTNERS L.P.
ISSUER NAME AND TICKER OR TRADING SYMBOL: The Sports Club Company, Inc. (SCY)
STATEMENT FOR MONTH/YEAR:                 July 22, 1997

(1) These securities are owned solely by Millennium Partners LLC which may be deemed a group for the purposes of Section 13(d) of the Securities Exchange Act of 1933, as amended (the "Exchange Act"), with one or more of the following entities and person that also directly own securities of the
     Issuer: Millennium Entertainment Partners L.P., Millennium Development Partners L.P. and Brian J. Collins. Millennium Partners LLC disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therewith, and this report shall not be deemed an admission that Millennium Partners LLC is the beneficial owner of such securities for the purposes of Section 16 of the Exchange Act or for any other purpose. This amendment is being filed to reflect the indirect beneficial interests of certain entities and persons that were inadvertently omitted from the prior filings of this Form 3 and its amendments.

(2) These securities are owned solely by Millennium Entertainment Partners L.P. which may be deemed a group for the purposes of Section 13(d) of the Exchange Act, with one or more of the following entities and person that also directly own securities of the Issuer: Millennium Partners LLC, Millennium Development Partners L.P. and Brian J. Collins. Millennium Entertainment Partners L.P. disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therewith, and this report shall not be deemed an admission that Millennium Entertainment Partners L.P. is the beneficial owner of such securities for the purposes of Section 16 of the Exchange Act or for any other purpose. This amendment is being filed to reflect the indirect beneficial interests of certain entities and persons that were inadvertently omitted from the prior filings of this Form 3 and its amendments.

(3) These securities are owned solely by Millennium Development Partners L.P. which may be deemed a group for the purposes of Section 13(d) of the Exchange Act, with one or more of the following entities and person that also directly own securities of the Issuer: Millennium Partners LLC, Millennium Entertainment Partners L.P. and Brian J. Collins. Millennium Development Partners L.P. disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therewith, and this report shall not be deemed an admission that Millennium Development Partners L.P. is the beneficial owner of such securities for the purposes of Section 16 of the Exchange Act or for any other purpose. This amendment is being filed to reflect the indirect beneficial interests of certain entities and persons that were inadvertently omitted from the prior filings of this Form 3 and its amendments.

            CONTINUATION SHEET RELATING TO FORM 3 AMENDMENT FILED BY
         MILLENNIUM ENTERTAINMENT PARTNERS L.P. DATED JANUARY 22, 2001
                            JOINT FILER INFORMATION

DESIGNATED FILER:             MILLENNIUM  ENTERTAINMENT PARTNERS L.P.
ISSUER NAME AND TICKER OR
 TRADING SYMBOL:              The Sports Club Company, Inc. (SCY)
DATE OF EVENT REQUIRING
 STATEMENT:                   July 22, 1997

JOINT FILERS:

1.   Millennium Partners Management LLC           5.   Millennium Development Associates L.P.
     1995 Broadway                                     1995 Broadway
     New York, NY 10023                                New York, NY 10023

2.   Millennium Manager I, Inc.                   6.   Millennium Development Corp.
     1995 Broadway                                     1995 Broadway
     New York, NY 10023                                New York, NY 10023

3.   Millennium Entertainment Associates L.P.     7.   Christopher M. Jeffries
     1995 Broadway                                     1995 Broadway
     New York, NY 10023                                New York, NY 10023

4.   Millennium Entertainment Corp.
     1995 Broadway
     New York, NY 10023

     The Reporting Persons listed above are filing this Form 3 Amendment jointly with Millennium Partners LLC ("DevCo"), Millennium Entertainment Partners L.P. ("MEP LP"), Millennium Development Partners L.P. ("MDP LP") and Brian J. Collins ("BJC").

     The following entities and person may be deemed to have an indirect beneficial interest in the securities of the Issuer held of record directly by DevCo, MEP LP and MDP LP in their capacities (i) in the case of BJC because he may be deemed a group with DevCo, MEP LP and MDP LP, (ii) in the case of Millennium Partners Management LLC ("MPM LLC"), as the manager of DevCo, (iii) in the case of Millennium Manager I, Inc. ("MMI Inc."), as the manager of MPM LLC, (iv) in the case of Millennium Entertainment Associates L.P. ("MEA LP"), as the general partner of MEP LP, (v) in the case of Millennium Entertainment Corp. ("MEC"), as the general partner of MEA LP, (vi) in the case of Millennium Development Associates L.P. ("MDA LP"), as the general partner of MDP LP, (vii) in the case of Millennium Development Corp. ("MDC"), as the general partner of MDA LP, and (viii) in the case of Christopher M. Jeffries, as the holder of (a) 70% of the outstanding shares of stock of MMI Inc., (b) 66.5% of the outstanding shares of stock of MEC and (c) 70% of the outstanding shares of stock of MDC.

     Each of the Reporting Persons disclaims a beneficial interest in the securities of the Issuer reported herein except to the extent of their respective pecuniary interest therein.

DESIGNATED FILER:             MILLENNIUM  ENTERTAINMENT PARTNERS L.P.
ISSUER NAME AND TICKER OR
 TRADING SYMBOL:              The Sports Club Company, Inc. (SCY)
DATE OF EVENT REQUIRING
 STATEMENT:                   July 22, 1997

                  /s/ Brian J. Collins  *
                  -----------------------
                  BRIAN J. COLLINS
                  * In his individual capacity and in his capacity as an authorized officer of each of the following Reporting Persons and in his capacity as an attorney-in-fact with respect to Christopher M. Jeffries.

                  MILLENNIUM PARTNERS LLC
                  By: Millennium Partners Management LLC
                       By: Millennium Manager I, Inc.

                  MILLENNIUM PARTNERS MANAGEMENT LLC
                  By: Millennium Manager I, Inc.

                  MILLENNIUM MANAGER I, INC.

                  MILLENNIUM ENTERTAINMENT PARTNERS L.P.
                  By: Millennium Entertainment Associates L.P.
                       By: Millennium Entertainment Corp.

                  MILLENNIUM ENTERTAINMENT ASSOCIATES L.P.
                  By: Millennium Entertainment Corp.

                  MILLENNIUM ENTERTAINMENT CORP.

                  MILLENNIUM DEVELOPMENT PARTNERS L.P.
                  By: Millennium Development Associates L.P.
                       By: Millennium Development Corp.

                  MILLENNIUM DEVELOPMENT ASSOCIATES L.P.
                  By: Millennium Development Corp.

                  MILLENNIUM DEVELOPMENT CORP.

                  CHRISTOPHER M. JEFFRIES